SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------
                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                                (Amendment No.1)

                               NOVOSTE CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    67010C100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            SCHULTE, ROTH & ZABEL LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 28, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|. NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.

--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                               (page 1 of 5 pages)

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CUSIP No. 67010C100                      13D                   Page 2 of 5 Pages
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--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 JANA PARTNERS LLC
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|

                                                                      (b) |_|
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     3    SEC USE ONLY
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     4    SOURCE OF FUNDS*
                                      WC
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e)                                   |_|
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                      DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
  SHARES
BENEFICIALLY                    1,363,300
 OWNED BY
   EACH
 REPORTING
PERSON WITH    --------------------------------------------------------
                   8      SHARED VOTING POWER
                                   -0-
               --------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER
                                 1,363,300
               --------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER
                                   -0-
--------------------------------------------------------------------------------
     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                 1,363,300
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                 |_|
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                    8.34%
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
                                      IA
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     SEE INSTRUCTIONS BEFORE FILLING OUT!*

----------------------------------                            ------------------
CUSIP No. 67010C100                      13D                   Page 3 of 5 Pages
----------------------------------                            ------------------


The following constitutes Amendment #1 to the Schedule 13D filed by the undersigned(the "Schedule 13D").


Item 3.    Source and Amount of Funds or Other Consideration.
           -------------------------------------------------

The aggregate purchase price of the 1,363,300 Shares of Common Stock owned beneficially by JANA Partners LLC is $5,493,199. Such Shares of Common Stock were acquired with investment funds in accounts under management.


Item 5.    Interest in Securities of the Issuer.
           ------------------------------------

(a) The aggregate percentage of Shares of Common Stock reported owned beneficially by the Reporting Person is based upon 16,346,173 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

As of the close of business on October 28, 2002, JANA Partners LLC beneficially owned 1,363,300 Shares of Common Stock, constituting approximately 8.34% of the Shares outstanding.

(b) The Reporting Person has sole voting and dispositive powers with respect to the Shares reported herein, which powers are exercised by the Principals. All of such Shares were acquired in open-market transactions.

(c) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock in the last sixty days by the Reporting Person.

(d) No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares of the Common Stock.

(e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
           -------------------------------------------------------------

Other than as described herein, there are no contracts, arrangements or understandings between the Reporting Person and any other Person, with respect to the securities of the Issuer.


Item 7.    Material to be Filed as Exhibits.
           --------------------------------

                                     None.

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CUSIP No. 67010C100                      13D                   Page 4 of 5 Pages
----------------------------------                            ------------------



                                   SIGNATURES


After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2002                     JANA PARTNERS LLC

                                    By: /s/ Barry S. Rosenstein

                                            -------------------
                                            Barry S. Rosenstein
                                            Managing Partner



                                    By: /s/ Gary Claar

                                            -------------------
                                            Gary Claar
                                            Portfolio Manager

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CUSIP No. 67010C100                      13D                   Page 5 of 5 Pages
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                                   SCHEDULE A


               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------

Shares of Common Stock              Price Per                  Date of
   Purchased (Sold)                  Share($)               Purchase (Sale)
       -----------                  ---------               --------------

                                JANA PARTNERS LLC
                             -----------------------

     4,900                           3.59450                   09/09/02
    95,100                           3.88470                   09/10/02
       500                           3.85000                   09/11/02
   423,000                           3.93380                   09/12/02
    46,500                           3.99290                   09/18/02
    16,200                           4.00000                   09/19/02
   109,300                           3.97000                   09/20/02
    50,000                           4.10000                   09/25/02
     9,200                           4.19250                   09/26/02
    37,200                           4.17950                   09/30/02
     7,000                           4.15229                   09/30/02
   (10,000)                          4.57270                   10/16/02
     3,000                           4.09430                   10/21/02
    50,000                           4.02520                   10/22/02
    25,000                           3.95070                   10/23/02
     4,000                           3.99000                   10/24/02
    32,100                           3.94930                   10/25/02
   157,200                           3.81724                   10/28/02